ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

June 7, 2007

07024410

Securities and Exchange Comr
Division of Corporation Finan
Office of International Corpor
450 Fifth Street
WASHINGTON DC 20549
USA

RECEIVED 2007 JUN 13 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

SUPPL

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 18 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
June 7, 2007 (ASX – Announcement & Media Release – Appendix 3B, New Issue announcement, application for quotation of additional securities and agreement; Announcement & Media Release – FAR to raise $8.68 Million for World Class Exploration)

6/14

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	62,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	14 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide funding toward exploration programs offshore Senegal, Offshore China, and North America and to provide working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
476,050,743	ORD
7,700,000	Convertible Notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,502,601	Incentive Options (expiring on 16 June 2007)
2,000,000	Consultants options (expiring on 30 June 2008)
200,000	Consultants options (expiring on 30 Sept 2008)
300,000	Consultants options (expiring on 30 Sept 2008)
1,500,000	Consultants options (expiring on 30 June 2008)
1,500,000	Consultants options (expiring on 30 June 2009)
2,000,000	Consultants options (expiring on 30 June 2010

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of

+ See chapter 19 for defined terms.

the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director) Date: ....7 June 2007

Print name: ....MICHAEL EVANS...........

+ See chapter 19 for defined terms.

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

ANNOUNCEMENT AND MEDIA RELEASE

FAR TO RAISE $8.68 MILLION FOR WORLD CLASS EXPLORATION

The Directors of First Australian Resources Limited ("FAR" or "the Company") advise that the Company has resolved to raise $8.68 million through the issue of 62 million ordinary shares at an issue price of $0.14 per share. The new shares will be issued predominantly to Australian, United Kingdom and North American institutional investors and sophisticated investor clients of Hartleys Limited.

The additional funding will further strengthen the Company and provide for an aggressive exploration program over its world class portfolio the highlights of which include:

- Interpretation of data acquired from a 2,089 sq km 3D seismic survey over Deep Water Offshore Senegal blocks to further refine prospects and leads (including large turbidite fans) identified on earlier 2D seismic by JV partner Senegal Hunt Oil Company, a number of which are capable of hosting several hundreds of millions of barrels of oil;

- Progressing development plans on the Wei 6-12 South Discovery Offshore China (which tested 5,750 barrels of oil per day) and a 4-6 well drilling program of 3D defined targets commencing in November 2007;

- A two well back to back wildcat program in Australia's onshore Canning Basin commencing late July 2007 to be operated by Arc Energy Limited evaluating Stokes Bay (80BCF potential) and Valentine (up to 200 million barrel potential);

- Multiple wells planned in the Gulf of Mexico (including Lake Long Deep now drilling) where FAR is enjoying a 100 percent completion rate in its 2007 program; and

- A planned 50 sq mile (80sq km) 3D seismic acquisition program at NE Waller in the Gulf Coast on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The Directors would like to extend a welcome to new shareholders of the company and thank Hartleys Limited for their continuing support. The company is delighted with the participation in the capital raising of some significant institutional oil and gas investors that will underpin our growth plans.

The shares will be allotted on or about 20 June 2007. The placement of new shares will be undertaken pursuant to ASX Listing Rule 7.1. An appendix 3B in relation to the placement will be lodged separately.

Commenting on the proposed placement, Executive Chairman Michael Evans said:

"FAR continues to attract a class of shareholder that can match the Company's growth ambitions. We are delighted by the overwhelming support received for this capital raising which recognises our operational philosophy. Funds raised will allow FAR to continue to aggressively pursue its world class exploration portfolio.

An exciting program over the next few months includes seismic interpretation to define the first drill targets in Deep Water West Africa where FAR is rubbing shoulder with industry heavyweights; FAR's first ground floor 3D seismic initiatives in North America, and drilling offshore China, Australia and North America."

This announcement will lift the present trading halt in FAR securities.

Further information on FAR's drilling program and prospects is available in regular updates provided to the ASX and at FAR's website on www.far.com.au

END